Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
212-735-3000
June 9, 2008
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attn:	Jeffrey P. Riedler Assistant Director

Re:	CPEX Pharmaceuticals, Inc. Registration Statement on Form 10-12B/A, filed May 29, 2008 File No. 1-33895

Dear Mr. Riedler:
     On behalf of CPEX Pharmaceuticals, Inc. (the "Company"), we are hereby responding to comments by the staff (the "Staff") of the above Securities and Exchange Commission contained in your letter dated June 5, 2008 (the "Comment Letter"), in connection with the above-captioned registration statement (the "Registration Statement"). Page references contained in this response are to the form of information statement (the "Information Statement") included in Amendment No. 5 to the Registration Statement (the "Amendment"), which is being filed simultaneously with this response. For convenience of reference, each of the Staff's comments is reproduced below in italics under the Staff's topic headings followed in each case by the related Company response.
EXHIBIT 99.1 INFORMATION STATEMENT
The Separation, page 31
Opinion of Duff & Phelps, LLC, page 36
1.	Please revise your disclosure to disclose the remuneration you will pay Duff & Phelps in connection with its engagement and the delivery of its opinion, and explain any contingent or similar payment arrangements.

Company Response:
In response to the Staff's comments, the Company has revised its disclosure on page 38 to include the remuneration that the Company will pay to Duff & Phelps in connection with its engagement.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
June 9, 2008

Form of Opinion of Duff & Phelps, LLC
2.	We note the statement in the Duff & Phelps opinion that, "[Duff & Phelps’] liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and Bentley dated September 18, 2007 (the "Engagement Letter"). This letter is intended to be relied on only by Bentley, CPEX, and each of their respective Boards of Directors." Supplementally, please provide us with a copy of the Engagement Letter. In addition, please disclose in the information statement the basis for Duff & Phelps' belief that shareholders cannot rely upon the opinion to support any claims against Duff & Phelps arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Duff & Phelps would have no effect on the rights and responsibilities of either Duff & Phelps or the board of directors under the federal securities laws. Alternatively, if these disclosures can not be made, please delete the statement from the opinion.

Company Response:

In response to the Staff’s comments, the Company has revised its disclosure on page 39 and advises the Staff that Duff & Phelps has clarified its opinion in a way that we believe addresses the Staff’s comment and such revised form of opinion is supplementally attached hereto. The Company hereby supplementally attaches a copy of its Engagement Letter with Duff & Phelps.
*    *    *    *    *
     We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-3207.

Very truly yours
/s/ Marie L. Gibson
Marie L. Gibson

cc:	John A. Sedor Robert P Hebert Eileen T. Nugent Paul Donnelly

2

Exhibit A
FORM OF OPINION OF DUFF & PHELPS, LLC
DUFF & PHELPS
CONFIDENTIAL
Board of Directors
Bentley Pharmaceuticals, Inc.
Bentley Park
2 Holland Way
Exeter, NH 03833
Board of Directors
CPEX Pharmaceuticals, Inc.
2 Holland Way
Exeter, NH 03833
Dear Directors:
Bentley Pharmaceuticals, Inc. (“Bentley”) has retained Duff & Phelps, LLC (“Duff & Phelps”, “us”, “we”, or “our”) to advise the Boards of Directors of Bentley and CPEX Pharmaceuticals, Inc. (“CPEX”) in connection with a proposed transaction (the “Proposed Transaction”) involving (a) the transfer of assets and liabilities related to Bentley’s drug delivery business from Bentley to CPEX and (b) the spin-off of CPEX in a taxable distribution by Bentley of all of its shares of common stock of CPEX to Bentley’s stockholders. You have asked Duff & Phelps to provide an opinion (the “Opinion”) as to sufficiency of the surplus under Delaware Law to make the distribution of shares of common stock of CPEX and as to the solvency and capitalization of each of Bentley and CPEX after giving effect to the Proposed Transaction.
Bentley has requested us to determine whether, after giving effect to the Proposed Transaction (certain terms used herein are defined in Appendix A to this letter and, for the purposes of this letter, shall only have the meanings set forth in Appendix A):
1)	The “present fair saleable value” of the assets of each of Bentley and CPEX, as applicable, exceeds (a) the amount that will be required to pay its respective liabilities, including all contingent and other liabilities and (b) the sum of its respective liabilities, including all contingent and other liabilities;

2)	Each of Bentley and CPEX, as applicable, will not have an unreasonably small amount of capital for each of the respective businesses in which each is engaged or in which management has indicated each intends to engage;

3)	Each of Bentley and CPEX, as applicable, will be able to pay its respective liabilities, including all contingent and other liabilities, as they become absolute and mature;

Board of Directors
Bentley Pharmaceuticals

4)	The sum of the assets of each of Bentley and CPEX, as applicable, at “fair valuation” is greater than all of each company’s respective debts; and

5)	The “present fair saleable value” of the assets of Bentley and CPEX, as applicable, exceed the value of each company’s respective liabilities, including all contingent and other liabilities, by an amount that is greater than each respective stated capital amount (pursuant to Section 154 of the Delaware General Corporation Law).
Scope of Analysis
Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of our Opinion included, but were not limited to, the items summarized below.
1.	Reviewed the following documents:
a.	Bentley’s annual reports and audited financial statements on Form 10-K filed with the SEC for the years ended December 31, 2002 through 2007 and Bentley’s unaudited interim financial statements on Form 10-Q filed with the SEC for the three months ended September 30, 2007, and March 31, 2008;

b.	Unaudited segment and pro forma financial information for Bentley and CPEX provided by Bentley and CPEX management for the years ended December 31, 2002 through 2007, and the four months ended April 30, 2008, and May 8, 2008, and May 23, 2008;

c.	Other internal documents provided to us by management of Bentley and CPEX, including but not limited to, financial projections for Bentley and CPEX, a confidential information memorandum relating the sale to Bentley’s remaining Specialty Generics business, and strategic planning documents;

d.	Documents related to the Proposed Transaction, including the CPEX Form 10 registration document and exhibits thereto as filed with the Securities and Exchange Commission on December 21, 2007 and as amended on April 11, 2008, May 8, 2008 and May 23, 2008; and

e.	Certain other relevant, publicly available information, including economic, industry, investment information, and trends with respect to the industries in which Bentley and CPEX operate or are expected to operate following the Proposed Transaction;
2.	Discussed with senior management of Bentley and CPEX the history, current operations, and probable future outlook of Bentley and CPEX and the operating and financing plans for both, as well as the financial projections (including the underlying assumptions), pro forma schedule of assets and liabilities, and other internal documents provided to us by management of Bentley and CPEX that are referred to above;

Board of Directors
Bentley Pharmaceuticals

3.	Received information from certain officers of Bentley who have responsibility for financial and accounting matters that all material contingent liabilities of Bentley required to be accrued or disclosed by SFAS No. 5 are disclosed in Bentley’s audited financial statements and notes thereto for the year ended December 31, 2007;
4.	Received information from certain officers of Bentley and CPEX and advisors to Bentley and CPEX who have responsibility for legal affairs of Bentley and CPEX to the effect that, to the best of their knowledge, there is no litigation to which Bentley or CPEX is currently a party nor any claims or causes of action that are probable of legal assertion against Bentley or CPEX and that would be reasonably likely to have a material adverse effect on the assets, financial condition, business or prospects of Bentley or CPEX;
5.	Reviewed certain other relevant, publicly available information, including economic, industry, and investment information, and trends with respect to the generic pharmaceuticals and biotechnology industries;
6.	Performed certain valuation analyses using generally accepted valuation and analytical techniques including discounted cash flow analysis, an analysis of selected public companies, and an analysis of selected transactions;
7.	Compiled and reviewed financial projections, including cash flow forecasts, based on management’s financial projections for Bentley and CPEX, statements by management as to its plans and intentions, our investigation and understanding of the business, and such other information as we deemed appropriate;
8.	Performed sensitivity analyses on the financial projections referenced above, using financial assumptions that we believe, with management’s consent, represented reasonable downside scenarios; and
9.	Reviewed such other documents, investment and financial studies, and conducted other analyses deemed appropriate by Duff & Phelps.
Assumptions, Qualifications and Limiting Conditions
In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps:
1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Bentley and CPEX management, and did not attempt to independently verify such information;
2.	Assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same;
3.	Assumed that there has been no material adverse change in the assets, financial condition, business, or prospects of Bentley or CPEX (after giving effect to the Proposed

Board of Directors
Bentley Pharmaceuticals

Transaction) since the date of the most recent financial statements and other information made available to us;

4.	Assumed that the final versions of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed; and

5.	Assumed that information supplied and representations made by Bentley and CPEX management are substantially accurate regarding Bentley, CPEX, and the Proposed Transaction.
In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based proves to be untrue in any material respect, this Opinion cannot and should not be relied upon.
Duff & Phelps has prepared this Opinion effective as of the date hereof. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting the Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw the Opinion.
Conclusion
Based on all factors we regard as relevant and assuming the accuracy and completeness of the information provided to us and assuming the substantial continuity of current economic, competitive, and financial conditions, it is our opinion that after giving effect to the Proposed Transaction:
1)	The “present fair saleable value” of the assets of each of Bentley and CPEX, as applicable, exceeds (a) the amount that will be required to pay its respective liabilities, including all contingent and other liabilities and (b) the sum of its respective liabilities, including all contingent and other liabilities;

2)	Each of Bentley and CPEX, as applicable, will not have an unreasonably small amount of capital for each of the respective businesses in which each is engaged or in which management has indicated each intends to engage;

3)	Each of Bentley and CPEX, as applicable, will be able to pay its respective liabilities, including all contingent and other liabilities, as they become absolute and mature;

Board of Directors
Bentley Pharmaceuticals

4)	The sum of the assets of each of Bentley and CPEX, as applicable, at “fair valuation” is greater than all of each company’s respective debts; and

5)	The “present fair saleable value” of the assets of Bentley and CPEX, as applicable, exceed the value of each company’s respective liabilities, including all contingent and other liabilities, by an amount that is greater than each respective stated capital amount (pursuant to Section 154 of the Delaware General Corporation Law).
Nothing has come to Duff & Phelps’ attention which would lead us to believe that (i) any information provided to or used by us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make the assumptions set forth in this Opinion.
The Opinion is solely that of Duff & Phelps. Our liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and Bentley dated September 18, 2007 (the “Engagement Letter”). This letter is delivered for the benefit of Bentley, CPEX, and each of their respective Boards of Directors. This letter is confidential, except (i) that Duff & Phelps consents to its use or disclosure by request of any court or regulatory agency, as may otherwise be required by any law, regulation or order or in connection with any legal or similar proceeding involving the Proposed Transaction and (ii) as otherwise provided in the Engagement Letter.
Respectfully submitted,

APPENDIX A
DEFINITIONS OF TERMS USED IN THIS LETTER
“Present fair saleable value” means the aggregate amount of net consideration (as of the date of our Opinion and giving effect to reasonable costs of sale or taxes, where the probable amount of any such taxes is identified to us by Bentley or CPEX) that could be expected to be realized from an interested purchaser by a seller, in an arm’s length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise, where both parties are aware of all relevant facts and neither party is under any compulsion to act, where such seller is interested in disposing of the entire operation as a going concern, presuming the business will be continued, except as disclosed to us by Bentley or CPEX, in its present form and character, and with reasonable promptness, not to exceed nine months.
“Fair valuation” means the aggregate amount for which the assets of an entity would change hands between an interested purchaser and a seller, in an arm’s length transaction, where both parties are aware of all relevant facts and neither party is under any compulsion to act, with reasonable promptness, not to exceed one year.
“Liabilities, including all contingent and other liabilities” have the meanings that are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors. We will further define “contingent and other liabilities” to include the contingent, unmatured, unliquidated, and other liabilities as either publicly disclosed, set forth in written materials delivered to Duff & Phelps by Bentley or CPEX or identified to us by officers or representatives of Bentley or CPEX.
“Not have an unreasonably small amount of capital for each of the respective businesses in which each is engaged or in which management has indicated that each intends to engage” and “able to pay its respective liabilities, including all contingent and other liabilities, as they mature” mean that Bentley or CPEX, as applicable, will be able to generate enough cash from operations to meet its (including all contingent and other liabilities) as they become due.

September 18, 2007
Board of Directors
Bentley Pharmaceuticals, Inc.
Bentley Park
2 Holland Way
Exeter, NH 03833
Dear Directors:
This letter sets forth the terms of an agreement whereby Duff & Phelps, LLC (“Duff & Phelps”) is engaged by Bentley Pharmaceuticals, Inc. (the “Company”) to advise the Boards of Directors of the Company and NewCo (including any successor, “NewCo”) and to provide certain opinions (collectively, the “Opinion”) as to the solvency and capitalization of the Company and NewCo after giving effect to a proposed transaction (the “Proposed Transaction”), as described below. Please review this letter agreement, including the attached Terms of Retention (collectively, this “Agreement”) as it will govern our engagement (the “Engagement”).
The Proposed Transaction involves (a) the transfer of assets and liabilities related to the Company’s drug delivery business from the Company to NewCo and (b) the spin-off of NewCo in a taxable distribution of shares to the Company’s shareholders (the “Spin-off”). Following the Spin-Off, it is the intention of the Company that both the Company and NewCo will be publicly-owned.
Specifically, we will determine whether, as of the date of the Spin-Off and after giving effect to the Proposed Transaction:
1)	The present fair saleable value of the assets of each of the Company and NewCo, as applicable, exceeds (a) the amount that will be required to pay its respective liabilities, including all contingent and other liabilities and (b) the sum of its respective liabilities, including all contingent and other liabilities;
2)	Each of the Company and NewCo, as applicable, will not have an unreasonably small amount of capital for each of the respective businesses in which each is engaged or in which management has indicated each intends to engage;

Board of Directors
Bentley Pharmaceuticals, Inc.
September 18, 2007

3)	Each of the Company and NewCo, as applicable, will be able to pay its respective liabilities, including all contingent and other liabilities, as they become absolute and mature;
4)	The sum of the assets of each of the Company and NewCo, as applicable, at fair valuation is greater than all of each company’s respective debts; and
5)	The present fair saleable value of the assets of each of the Company and NewCo, as applicable, exceed the value of each company’s respective liabilities, including all contingent and other liabilities, by an amount that is greater than each respective stated capital amount (pursuant to Section 154 of the Delaware General Corporation Law).
For the purposes of our Engagement and Opinion, the following terms and phrases will be defined as follows:
“Present fair saleable value” means the aggregate amount of net consideration (as of the date of our Opinion and giving effect to reasonable costs of sale or taxes, where the probable amount of any such taxes is identified to us by the Company or NewCo) that could be expected to be realized from an interested purchaser by a seller, in an arm’s length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise, where both parties are aware of all relevant facts and neither party is under any compulsion to act, where such seller is interested in disposing of the entire operation as a going concern, presuming the business will be continued, except as disclosed to us by the Company or NewCo, in its present form and character, and with reasonable promptness, not to exceed nine months..
“Fair Valuation” means the aggregate amount for which the assets of an entity would change hands between an interested purchaser and a seller in an arm’s length transaction, where both parties are aware of all relevant facts and neither party is under any compulsion to act, with reasonable promptness, not to exceed one year.
“Liabilities, including all contingent and other liabilities” have the meanings that are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors. We will further define “contingent and other liabilities” to include the contingent, unmatured, unliquidated and other liabilities as either publicly disclosed, set forth in written materials delivered to Duff & Phelps by the Company or NewCo or identified to us by officers or representatives of the Company or NewCo.
“Not have an unreasonably small amount of capital for each of the respective businesses in which each is engaged or in which management has indicated the each intends to engage” and “able to pay its respective liabilities, including all contingent and other liabilities, as they mature” mean that the Company or NewCo, as applicable, will be able to generate enough cash from operations to meet its obligations (including all contingent and other liabilities) as they become due.

Board of Directors
Bentley Pharmaceuticals, Inc.
September 18, 2007

Duff & Phelps makes no representation as to the legal sufficiency for any purpose of the above definitions. Such definitions are used solely for setting forth the scope of the Opinion.
Nature and Scope of Engagement.
In rendering our Opinion, Duff & Phelps will conduct such reviews, analyses, and inquiries and will consider such information and data deemed necessary and appropriate based on the facts and circumstances of the Engagement. Our qualitative analysis will be based on discussions with senior management of the Company and NewCo concerning the history, current operations and future outlook of the Company and NewCo. Our financial analysis will be based on documents filed with the Securities and Exchange Commission, available historical financial statements for the Company and NewCo, as well as internal operating documents, including financial projections for the Company and NewCo. We will review transaction documents relating to the Proposed Transaction, including the agreements with prospective lenders. We will also review industry and comparative public company financial data, to the extent available, obtained from published or other available sources. We will use generally accepted valuation and analytical techniques as the basis for our analysis and Opinion.
Prior to issuing our Opinion, our findings, analysis, and conclusions will be reviewed by our Fairness and Solvency Opinion Review Committee. The final Opinion will be set out in a written opinion letter addressed to the Board of Directors of the Company (which shall state that the board of directors of NewCo may rely upon such opinion letter), which will be in a customary form and will set forth the scope of our assignment, the principal materials reviewed, and the assumptions and qualifications upon which we have relied. Such Opinion shall be delivered at the time of the Board approval of the Proposed Transaction, as requested by the Company or NewCo. The Opinion will include, to the extent we believe such is the case, a statement that nothing has come to our attention which would lead us to believe that (i) any information provided to or used by us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make the assumptions set forth in our Opinion.
Prior to or concurrently with issuing our Opinion, Duff & Phelps will be available to make a presentation to the Boards of Directors of the Company and NewCo on our analysis and conclusions. In addition, we will assist the Company and NewCo in preparing any disclosure of our role as financial advisor to the boards of directors, our analysis, or our Opinion.
Fees.
Our professional fees for the Engagement will be $185,000, with a nonrefundable retainer of $92,500 payable upon execution of this Agreement and the remainder upon our informing you that we are prepared to deliver the Opinion. No portion of these fees is contingent upon the consummation of a transaction or the conclusion reached in the Opinion. In addition to professional fees, the Company agrees to promptly reimburse Duff & Phelps, from time to time

Board of Directors
Bentley Pharmaceuticals, Inc.
September 18, 2007

upon request, for its reasonable out-of-pocket expenses (including travel, meals, lodging, telephone, document reproduction, telecopying, computer charges, and database access fees), with such expenses not to exceed $15,000 without prior approval by the Company. To the extent agreed in advance by the Company, the Company also agrees to promptly reimburse Duff & Phelps for reasonable fees and expenses of counsel, consultants, and advisors retained by Duff & Phelps incurred in connection with the Engagement, with such fees and expenses not to exceed $25,000 without prior approval by the Company. In the event that the terms of the Engagement are modified after substantial completion of the analysis by Duff & Phelps in preparation of its Opinion and such modification requires substantial additional analysis or other services by Duff & Phelps, the Company agrees to negotiate in good faith the terms of additional compensation to Duff & Phelps.
Term.
Either of us may terminate the Engagement at any time by written notice. After termination, we will no longer be obligated to render any additional services, and you will only be liable for paying us for our professional time in excess of the retainer and reimbursing us for expenses incurred through the date of termination. The other terms of this Agreement will remain in effect, including the indemnification provisions set forth in the Terms of Retention.
In conclusion, we look forward to working with you on this Engagement. If this Agreement, including the Terms of Retention, is acceptable to you, please arrange to have the Agreement fully executed and returned to us along with the retainer.

DUFF & PHELPS, LLC
By:
Christopher L. Janssen
Managing Director

Agreed to and Accepted by:

Bentley Pharmaceuticals, Inc.
By:

Title:

Duff & Phelps, llc
Terms of Retention
The following terms set out the agreements under which Duff & Phelps is being engaged by the Board of Directors of the Company (the “Board of Directors”). Capitalized terms used in these Terms of Retention but not defined herein have the meanings ascribed thereto in the letter agreement to which these Terms of Retention are attached.
Information; Certain Limitations. The Company warrants and represents that all information provided or otherwise made available to Duff & Phelps by or on behalf of the Company will be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which they are made. The Company further warrants and represents that any projections provided by it to Duff & Phelps will have been prepared in good faith and will be based upon assumptions that, in light of the circumstances under which they are made, are reasonable. In rendering its services hereunder, Duff & Phelps will not independently verify the accuracy or completeness of any provided information, data, advice, opinions or representations, whether obtained from public or private sources. In rendering its services hereunder, Duff & Phelps also will not independently evaluate, appraise or physically inspect any of the Company’s specific assets or liabilities (contingent or otherwise). Duff & Phelps further will not independently investigate any legal matters involving the Company. The Opinion will not address any related transaction, will not address the prices at which the Company or NewCo common stock will trade following the consummation of the Spin-Off and will not constitute a recommendation as to how any stockholder should act with respect to any matters relating to the Proposed Transaction or any related transactions. Duff & Phelps assumes no responsibility for the accuracy or completeness of any information provided by or on behalf of the Company or any other information provided or otherwise made available to Duff & Phelps regarding the Company, NewCo, or the Proposed Transaction. The Opinion will be based upon Duff & Phelps’s assessment of general economic, financial, and market conditions as they exist and can be evaluated by Duff & Phelps as of the date of the Opinion. An opinion is inherently subjective; reasonable professionals or individuals reviewing the same information could reach different conclusions. The Opinion will specifically set forth these and other reasonable limitations and will state that, to the extent that any of these assumptions or any of the facts on which the Opinion is based proves to be untrue in any material respect, the Opinion could not and should not be relied upon. Pursuant to the Agreement, Duff & Phelps will provide the services described herein but will not act as agent or broker to any person. Duff & Phelps will not solicit the purchase or sale of securities.
Coordination; Legal Matters. For Duff & Phelps to be effective, it will need the cooperation of the Company, NewCo and its other advisers. The Company acknowledges that it will need to retain counsel for review of legal matters. Duff & Phelps may rely upon the fact that the Company has been advised by counsel as to all legal matters and may further rely on any advice given the Company by such counsel. Duff & Phelps will not make, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.
Confidentiality. Duff & Phelps will use any non-public or proprietary information provided by the Company or any other party to the Proposed Transaction (“Confidential Information”) solely in the course of this Engagement or in a manner as is required by law. The Company agrees that Duff & Phelps has the right to place advertisements in financial and other newspapers and journals at its own expense describing its services to the Company hereunder, but only upon the consummation of the Proposed Transaction.
Use of Advice. It is understood that the advice rendered by Duff & Phelps is for the information of the Board of Directors of the Company and NewCo in connection with the Proposed Transaction and may not be used for any other purpose without our prior written consent, except that our Opinion may be included in its entirety in any filing with the Securities and Exchange Commission made by the Company or NewCo in connection with the Proposed Transaction. In giving such consent, Duff & Phelps does not hereby admit that it comes within the category of person whose consent is required under Section 7 or Section 11 of the Securities Act of 1933, as amended, or the rules and regulations adopted by the Securities and Exchange Commission thereunder, nor does Duff & Phelps admit that it is an expert with respect to any part of such filing within the meaning of the term “experts” as used in the Securities Act of 1933, as amended or the rules and regulations of the Securities and Exchange Commission thereunder. The Company and NewCo may summarize or otherwise reference the existence of the Opinion in such documents provided that any such summary or reference language shall be subject to prior approval of Duff & Phelps (not to be unreasonably withheld). Except as set forth above and below, the Company agrees to obtain Duff & Phelps’s written consent (not to be unreasonably withheld) before disclosing any of Duff & Phelps’s advice or analysis to anyone (other than the

Terms of Retention
Bentley Pharmaceuticals, Inc.

Company, NewCo and the Company’s and NewCo’s officers, advisors, accountants and other representatives), or otherwise making reference to its role in writing. When Duff & Phelps gives such consent, it is subject to the prior approval of Duff & Phelps of such disclosure (such approval not to be unreasonably withheld).
Potential Conflicts. We have undertaken a limited review of our records to determine Duff & Phelps’ professional relationship with the Company, and other parties of interest, and have identified no current relationships that would preclude us from accepting this engagement. However, Duff & Phelps may represent (in unrelated matters) parties interested in the Company, NewCo or the Proposed Transaction, or persons who are the Company’s or NewCo’s competitors or creditors, or whose interests otherwise conflict with those of the Company or NewCo. In addition, Duff & Phelps may acquire information from them of interest to the Company or NewCo. Duff & Phelps will not have any obligation to disclose any unrelated representation or any information it learns in the course of any unrelated representation to the Company or NewCo, or to use that information in connection with the Engagement.
Corporate Obligation. The obligations of Duff & Phelps are solely corporate obligations. None of its directors, officers, employees, agents, shareholders, or controlling persons will individually be subject to any liability to the Company or anyone else, and the Company will not assert any such claim.
Disputes. We do not anticipate any disputes between us, but it is always prudent to provide a rational process to resolve any that may occur. The parties hereto agree that any legal action or proceeding with respect to this Agreement may be brought in the courts of the State of New York or of any United States District Court located in the State of New York, and each consents to the non-exclusive jurisdiction of those courts. The parties hereto also irrevocably waive any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any action or proceeding in such jurisdiction in respect of this agreement. Each party hereto waives personal service of any summons, complaint, or other process, which may be made by any other means permitted by the law of such state. Each of Duff & Phelps and the Company waives its constitutional right to a jury trial. Solely for purposes of enforcing the indemnification provisions herein, the Company hereby consents to personal jurisdiction, service of process, and venue in any court in which any Claim which is subject to the terms provided for herein is brought against Duff & Phelps or any other Indemnified Person. Each party hereto agrees that any legal proceeding arising from or in connection with this engagement (or any variation or addition thereto) must be commenced within one year from the date when such party becomes aware of the facts which give rise to the alleged liability.
Indemnification and Contribution. Since Duff & Phelps will be acting as the Company’s representative in this Engagement and will be relying on information concerning the Company provided by the Company, the Company agrees to promptly, upon demand, indemnify and hold harmless Duff & Phelps and its affiliates, and its and their respective directors, officers, attorneys and other agents, stockholders, employees, and controlling persons (each an “Indemnified Person”), from and against any losses, claims, damages, judgments, assessments, and liabilities (joint or several) to the Company or third parties, (collectively, “Losses”), and will reimburse each Indemnified Person for all reasonable costs (including, without limitation, out-of-pocket expenses, fees and disbursement, and time charges related to giving testimony or furnishing documents in response to a subpoena or otherwise) and reasonable fees and expenses (including, without limitation, reasonable fees and disbursements of counsel and accountants and the costs of any investigation and preparation) as and when they are incurred (collectively, “Expenses”), resulting directly or indirectly from any threatened or pending investigation, lawsuit, action, claim, proceeding, or dispute, including securityholder actions (whether or not Duff & Phelps or any other Indemnified Person is a potential or actual named party or witness) (collectively, a “Claim”), which (1) are related to or arise out of any untrue statement or alleged untrue statement of a material fact contained in any oral or written information provided to Duff & Phelps or any other person by the Company or used by the Company in connection with the transaction contemplated by the Agreement or any omission or alleged omission by the Company to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (2) are otherwise related to or arise out of Duff & Phelps’s engagement, role, activities, or the performance of professional services on the Company’s behalf pursuant to the Engagement. The Company will not be responsible, however, for any Losses or Expenses pursuant to clause (2) of the preceding sentence which are judicially determined to have resulted primarily from the fraud, bad faith, willful misconduct or gross negligence of the Indemnified Person; but pending any such judicial determination, the indemnification and reimbursement obligations of the

Terms of Retention
Bentley Pharmaceuticals, Inc.

Company hereunder shall continue to apply. Upon any such determination any Losses or Expenses previously funded by the Company shall be refunded by such Indemnified Person. However, the Company will not be responsible for any Losses (i) which result from any settlement not approved by the Company in its sole discretion or (ii) to the extent such Losses are determined by a final judgment of a court of competent jurisdiction to have resulted from the fraud, bad faith, willful misconduct or gross negligence of an Indemnified Person. The Company also agrees that no Indemnified Person will be liable to the Company for or in connection with this Engagement, except for Losses incurred by the Company which are determined by a final judgment of a court of competent jurisdiction to have resulted from the fraud, bad faith, willful misconduct or gross negligence of that Indemnified Person.
Duff & Phelps will notify the Company and NewCo if it learns that any Claim has been instituted based, directly or indirectly, on the transactions which were the subject of Duff & Phelps’s engagement under this Agreement, although failure to do so will not relieve the Company from any obligation or liability it has hereunder or otherwise, except to the extent such failure causes the Company to forfeit substantial rights and defenses. Should any Claim be formally instituted against Duff & Phelps or any other Indemnified Person based, directly or indirectly, on Duff & Phelps’s Engagement under the Agreement, the Company and NewCo will be entitled to participate therein with counsel chosen by it and, to the extent that it may wish or as requested by Duff & Phelps, to assume the defense of the Claim, with counsel reasonably satisfactory to Duff & Phelps, so long as the Company continues to pay all costs and expenses of the defense and preparation for such Claim. Even if the Company assumes the defense of a Claim, each Indemnified Person will have the right to participate in such Claim and to retain its own counsel. The Company will be required to pay all reasonable fees and expenses of such counsel as they are incurred only if (1) such Indemnified Person has been advised by such counsel that there may be legal defenses available to it which are in conflict with or are materially different from or additional to defenses available to the Company (in which case the Company shall not have the right to assume the defense of the Claim on behalf of such Indemnified Person), (2) the Company shall not have assumed the defense of the Claim and employed counsel reasonably satisfactory to such Indemnified Person in a timely matter, or (3) the Company shall have authorized the employment of such counsel in connection with the defense of the Claim (it being understood, however, that the Company shall not be liable for the fees and expenses of more than one counsel for all Indemnified Persons).
If any indemnification sought by an Indemnified Person pursuant to the terms hereof is held by a court of competent jurisdiction to be unavailable for any reason or insufficient to hold such Indemnified Person harmless (other than as a result of the fraud, bad faith, willful misconduct or gross negligence of any such Indemnified Person), then the Company and Duff & Phelps will contribute to the Losses and Expenses for which such indemnification is held unavailable or insufficient in such proportion as is appropriate to reflect the relative fault of the Company and the Indemnified Person, as well as any other relevant equitable considerations, subject to the limitation that the contribution by Duff & Phelps and the other Indemnified Persons will not exceed the amount of fees actually received by Duff & Phelps pursuant to Duff & Phelps’s Engagement. No person found liable for fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for such fraudulent misrepresentation.
These indemnification and contribution provisions shall: (i) remain operative and in full force and effect regardless of any termination or completion of the Engagement; (ii) inure to the benefit of the successors, assigns, heirs, or personal representative of any Indemnified Person; (iii) be in addition to any other rights that any Indemnified Person may have at common law or otherwise; and (iv) apply to activities prior to this date and after any amendment, modification, or future addition to the Agreement.
Settlement of Claims. The Company will not, without the prior written consent of Duff & Phelps (which consent shall not be unreasonably withheld), settle, compromise, or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened Claim in respect of which indemnification or contribution could be sought hereunder (whether or not Duff & Phelps or any other Indemnified Person is a potential or actual named party to such Claim) unless such settlement, compromise, consent, or termination includes provisions holding harmless and unconditionally releasing Duff & Phelps and each other Indemnified Person hereunder from all liability related to or arising out of such Claim, including claims for contribution.

Terms of Retention
Bentley Pharmaceuticals, Inc.

Miscellaneous. Notice given pursuant to any of the provisions of this Agreement shall be in writing and shall be mailed or delivered: (a) if to the Company, at its offices at Bentley Park, 2 Holland Way, Exeter, New Hampshire, 03833, Attention: Chief Financial Officer; (b) if to NewCo, at its offices at 2 Holland Way, Exeter, New Hampshire, 03833, Attention: Chief Financial Officer; and (c) if to Duff & Phelps, at its offices at 55 E 52nd Street, New York, NY 10055, Attention: General Counsel.
This Agreement has been and is made solely for the benefit of the Company, NewCo and each of their respective boards of directors and Duff & Phelps and the Indemnified Persons and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.
This Agreement (including these Terms of Retention and the related engagement letter) (i) contains all of the understandings between the parties hereto with respect to the subject matter hereof, and no party can rely upon or be bound by any understanding or statement, oral or otherwise, not specifically in this Agreement; (ii) cannot be modified or changed except by a written instrument signed by each party hereto; (iii) shall be governed by the law of New York, without regard to any conflicts of law provisions; (iv) may be executed in counterparts; and (v) shall inure to the benefit of, and shall be binding upon, the respective successors and assigns of the parties hereto and the Indemnified Persons. If any term, provision, covenant, or restriction contained in this Agreement is unenforceable, the remainder of this Agreement shall remain in full force and effect and shall not be affected, impaired, or invalidated in any way.